Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended
	March 31, 2011	March 31, 2010

Income available to common stockholders	$36,014	$140,090

Weighted average shares outstanding	2,670,143	2,664,875

Basic earnings per share	$0.01	$0.05

Income for diluted earnings per share	$36,014	$140,090

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,670,143	2,664,875

Diluted earnings per share	$0.01	$0.05